UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: July 21, 2008	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

VIMPELCOM ENTERS THE CAMBODIAN MOBILE MARKET

Moscow and New York (July 21, 2008)—Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) announced today that it has acquired a 90% stake in the Cambodian company Sotelco, which holds a GSM 900/1800 license and related frequencies for the territory of Cambodia. The transaction was made through the purchase of 90% of Sotelco’s parent company, Atlas Trade Limited, for US$28 million from VimpelCom’s largest shareholder Altimo. The remaining 10% of Atlas will stay with a local partner, a Cambodian entrepreneur. VimpelCom has also acquired a call option to purchase the 10% interest of the local partner for market value at the date of exercise of the option.

Alexander Izosimov, CEO of VimpelCom, said, “We are very happy to announce the next significant step in implementation of our international expansion strategy. The Cambodian mobile market offers attractive growth potential, as the country has a population of 14 million people and a low mobile penetration estimated at around 18%. Cambodian market entry is an important part of VimpelCom’s international expansion strategy particularly within a South-East Asian cluster of operations started by our entry to the Vietnamese mobile market. We foresee an impressive growth potential within the South-East Asian region and cluster synergies”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the anticipated growth and synergy opportunities in the South-East Asian region. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including unforeseen developments in competition, or current or future changes in the political, economic and social environment or current or future regulation of the Cambodian, South-East Asian and Russian telecommunications industries. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements is contained in VimpelCom’s public filings with the SEC, including VimpelCom’s annual report on Form 20-F for the year ended December 31, 2007 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexander Boreyko VimpelCom Tel: 7 (495) 910-5977 Investor_Relations@vimpelcom.com	Michael Polyviou FD Tel: 1 (212) 850-5600 mpolyviou@fd-us.com